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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             Data Translation, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   238016 10 9
                                 (CUSIP number)

                               Alfred A. Molinari
                      President and Chief Executive Officer
                             Data Translation, Inc.
                                 100 Locke Drive
                               Marlboro, MA 01752

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                        June 23, 2000 and August 15, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 5 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.                         238016 10 9
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Alfred A. Molinari, Jr.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                      (b) [   ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [   ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The United States of America

--------------------------------------------------------------------------------
  NUMBER OF                7        SOLE VOTING POWER

   SHARES                           1,743,666*
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

  OWNED BY                          None
                           -----------------------------------------------------
    EACH                   9        SOLE DISPOSITIVE POWER

  REPORTING                         1,743,666*
                           -----------------------------------------------------
   PERSON                  10       SHARED DISPOSITIVE POWER

    WITH:                           None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,743,666*

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                          [   ]


*See Item 5 below.



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                                                               Page 3 of 5 Pages

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN

--------------------------------------------------------------------------------

INTRODUCTORY STATEMENT

         Alfred A. Molinari, Jr. ("Mr. Molinari") hereby amends and supplements his originally filed Statement on Schedule 13D filed December 9, 1996 (the "Original Statement"), as amended by Amendment No. 1 to his Statement on
Schedule 13D filed February 20, 1998 (the "First Amended Statement") and Amendment No. 2 to his Statement on Schedule 13D filed November 6, 1998 (the "Second Amended Statement"), with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Data Translation, Inc. (the "Company"). The purpose of this amendment is to report Mr. Molinari's material acquisitions of Common Stock since the Second Amended Statement.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended by deleting the entire text of the existing paragraph (c) thereof and replacing it with the following:

         (c) Mr. Molinari is the President and Chief Executive Officer of the Company. The principal executive offices of the Company are located at 100 Locke Drive, Marlboro, Massachusetts 01752. The principal business of the Company is the design, development and manufacture of high performance data acquisition, imaging, machine vision and video products.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding thereto the following:

         On June 23, 2000, Mr. Molinari exercised (i) an option to purchase 37,234 shares of Common Stock at an exercise price of $1.50 per share, resulting in an aggregate purchase price of $55,851.00, and (ii) an option to purchase 7,652 shares of Common Stock at an exercise price of $4.11 per share, resulting in an aggregate purchase price of $31,449.72. Mr. Molinari used personal funds to purchase such shares.

         On the dates listed below, Mr. Molinari purchased the amounts of Common Stock set forth opposite such dates through brokers in open market transactions at the prices set forth opposite such amounts.

Date               Number of Shares of Common Stock     Aggregate Purchase Price
----               --------------------------------     ------------------------
September 25, 2000              100                                   $   293.80
September 28, 2000             7,500                                  $21,127.50
September 28, 2000             10,000                                 $28,750.00
September 21, 2001              940                                   $ 2,702.50
July 26, 2002                  10,000                                 $ 6,800.00
July 26, 2002                  2,700                                  $ 1,674.00








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                                                               Page 4 of 5 Pages

Mr. Molinari used personal funds to purchase such shares.

         On August 15, 2001, Mr. Molinari purchased 1,224,191 shares of Common Stock for an aggregate purchase price of $1,530,238.75 pursuant to a rights offering commenced by the Company on July 26, 2001. Mr. Molinari used personal funds to purchase such shares.

         No part of any of the above purchase prices was represented by borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding thereto the following:

            At the time Mr. Molinari acquired the Common Stock described in Item 3 above it was for investment purposes only. Mr. Molinari plans to acquire additional shares of Common Stock of the Company in order to increase his percentage ownership of the outstanding Common Stock of the Company to more than 50%. No assurance can be given that Mr. Molinari will acquire such additional securities and Mr. Molinari may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a) Mr. Molinari is the direct beneficial owner of 1,743,666 shares of Common Stock, representing approximately 49.7% of the outstanding Common Stock as of the date of this Amendment. Such amount includes 88,333 shares of Common Stock, which Mr. Molinari has the right to acquire pursuant to stock options that are either currently exercisable or exercisable within 60 days of the date of this Amendment.

         (b)      Number of shares as to which Mr. Molinari has:

                  (i)      Sole power to vote or direct the vote of:  1,743,666

                  (ii)     Shared power to vote or direct the vote of:  0

                  (iii) Sole power to dispose or direct the disposition of: 1,743,666

                  (iv)     Shared power to dispose or direct the disposition
                           of:  0

         (c) Mr. Molinari has not effected any transactions in the Common Stock during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.






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                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ Alfred A. Molinari, Jr.
---------------------------
Alfred A. Molinari, Jr.

Dated: January 13, 2003